[FIRST NIAGRA FINANCIAL CORP. LETTERHEAD]




August 1, 2006

Donald A. Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0701

Dear Mr. Walker:

We are please to respond to the comments of the staff of the Securities and Exchange Commission (the "Commission") contained in your letter, dated July 13, 2006, to First Niagara Financial Group, Inc. (the "Company") regarding the Company's Form 10-K for the Fiscal Year Ended December 31, 2005 and Form 10-Q filed May 9, 2006. (File No. 000-23975).

Form 10-K Filed March 15, 2006
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Financial Statements as of and for the year ended December 31, 2005
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Note 4 - Loans and Leases, page 62
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1. We note that your residential  mortgage loans include certain loans which are designated as held for sale and that you have generated proceeds from the sales of residential mortgage loans during the year. We also note your disclosure on page 8 that you intend to continue to sell certain newly originated loans into the secondary market and that this operation provides cash flows to support loan growth. Please tell us how you considered the guidance in paragraph 9 of SFAS 102 and in SOP 01-6 when determining the appropriate classification of cash flows related to the origination and sale of loans. Include in your response a discussion of the loan types which may be sold prior to maturity (e.g. residential mortgage, education, etc.) and a discussion of your intent at origination to hold the loans for sale or for investment.

The Company supplementally informs the Staff that it regularly sells to government sponsored agencies, such as the Federal National Mortgage Association and Federal Home Loan Mortgage Corporation, newly originated fixed rate conforming conventional residential mortgage loans. The contractual terms for loans originated for sale are 20 to 30 years for monthly loans and 25 to 30 years for bi-weekly loans. Such loans are designated as held for sale at the time of origination. Given that such loans are originated specifically for resale and held for a short period of time after origination, in accordance with paragraph 9 of FAS 102 "Statement of Cash Flows-Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale", the Company classifies the related cash flows as an operating activity in its Consolidated Statements of Cash Flows.

All other loans originated or acquired by the Company are included in the loan portfolio (loans held for investment) as they are not originated for the purpose of resale. While the Company has the intent and ability at origination to hold portfolio loans for the foreseeable future, certain of these loans (i.e. education loans) may be sold from time to time prior to their contractual maturity or payoff. Accordingly, when such sales of portfolio loans occur, the cash flows are classified in the investing activities section of the Consolidated Statement of Cash Flows.

In a related matter, the Company supplementally informs the Staff that it recently filed a Form 8-K disclosing the sale on July 21, 2006 of $24.7 million of manufactured housing loans to 21st Century Mortgage Corporation and
Vanderbilt Mortgage & Finance, Inc. At June 30, 2006, such loans were transferred to loans held for sale and carried at the lower of cost or market value. The subsequent sale resulted in a gain.

2. As a related matter, please provide us with your accounting policy for loans originated for sale and include this policy in future filings.

The Company supplementally informs the Staff that its accounting policy for loans originated and intended for sale in the secondary market is to record such loans at the lower of the aggregate cost or market value based upon observable market prices or prices obtained from a third party. Any subsequent decreases in market value are recognized as a charge to earnings at the time the decline in value occurs. Gains and losses on sales of loans held for sale are included in Lending and Leasing Income.

The Company supplementally informs the Staff that it will include this policy in future SEC filings.



Form 10-Q Filed May 9, 2006
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Exhibit 31 - Chief Executive Office and Chief Financial Officer Certifications
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3. We note your  certifications  are not stated  exactly as set forth under Item
601(b)(31) of Regulation S-K. Please revise your certifications in your next and all future periodic filings to comply with the prescribed format, specifically, by removing the title of the certifying individual from the first line of each certification.

The Company supplementally informs the Staff that it will conform all future filings of its certifications to Item 601(b)(31) of Regulation S-K by removing the title of the certifying individual from the first line of each certification.

                                   * * * * * *

The Company represents and acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in their filings, (2) staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me or John R. Koelmel, Executive Vice President and CFO, if you have further questions or comments.

Sincerely,

/s/ Paul J. Kolkmeyer

Paul J. Kolkmeyer
President & CEO
First Niagara Financial Group, Inc.